SECURITIES AND EXCHANGE COMMISSION
                            	Washington, D.C. 20549
                         	______________________________

                               	AMENDMENT NO. 1
                                    	TO

                              	SCHEDULE 13E-3
                    	RULE 13E-3 TRANSACTION STATEMENT

    	(Pursuant to Section 13(e) of the Securities Exchange Act of 1934 and
                            Rule 13e-3 thereunder)
                        	______________________________

                         	BIOTECHNICA INTERNATIONAL, INC.
                               	(Name of Issuer)

                            	LIMAGRAIN GENETICS CORP.
                               	BTI MERGER CORP.
	                      (Name of Persons Filing Statement)
                         	______________________________

	                    COMMON STOCK, PAR VALUE $.01 PER SHARE
	                       (Title of Class of Securities)
                        	______________________________

                                  	090915109
	                    (CUSIP Number of Class of Securities)
                       	______________________________

                               	Bruno Carette
                       	4001 North War Memorial Drive
                          	Peoria, Illinois 61614
	                               (309) 681-0300

                               	with copies to:

                           	Kevin R. Sweeney, Esq.
                        	Shook, Hardy & Bacon L.L.P.
                           	One Kansas City Place
                             	1200 Main Street
                     	Kansas City, Missouri 64105-2118

	(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications on Behalf of Persons Filing Statement)

         THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE
          SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION
         PASSED UPON THE FAIRNESS OR MERITS OF SUCH TRANSACTION NOR
         UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS
                                 UNLAWFUL.

This statement is filed in connection with (check the appropriate box):

a.	[ ]	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c)
under the Securities Exchange Act of 1934.
b.	[ ]	The filing of a registration statement under the Securities Act of 1933.
c.	[ ]	A tender offer.
d.	[x]	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]

	Calculation of Filing Fee

------------------------------------------------------------------------

Transaction valuation*				Amount of filing fee**
$238,920 					$48
------------------------------------------------------------------------


*	Calculated, for purposes of determining the filing fee only, and in accordance with Rule 0-11(b)(2) under the Securities Exchange Act of 1934, as amended, by multiplying 4,778,399 (the number of shares of Common Stock held by stockholders other than Limagrain Genetics
Corp., BTI Merger Corp. or the issuer) by $.05, the price to be paid per share.

**	Calculated as 1/50 of 1% of the transaction value (minimum filing fee).

[ ]	Check box if any part of the fee is offset as provided by Rule 0-11
(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable
Form or Registration No.:	Not applicable
Filing Party:		Not applicable
Date Filed:		Not applicable

	INTRODUCTION

This Introduction is qualified in its entirety by the more detailed information appearing elsewhere in this Transaction Statement. Stockholders should carefully consider the information set forth under the caption "Special Factors."

This Rule 13e-3 Transaction Statement on Schedule 13E-3 (the
"Transaction Statement") is being filed jointly by Limagrain Genetics Corp., a Delaware corporation ("LG Corp.") and BTI Merger Corp., a Delaware corporation and wholly-owned subsidiary of LG Corp. ("Mergerco"). LG Corp. is a majority-owned subsidiary of Groupe Limagrain Holding S.A., a societe anonyme organized in the Republic of France ("Limagrain"). All of the shares of Limagrain are held by Societe Cooperative Agricole Limagrain, a cooperative organized in the Republic of France (the "Cooperative"). Limagrain and its affiliates are referred to herein collectively as the "Limagrain Group". LG Corp. is a holding company for the operations of the Limagrain Group in North America. Mergerco is a newly incorporated corporation organized to effect the Merger
(as defined herein).

Mergerco owns approximately 95% of the common stock of BioTechnica International, Inc., a Delaware corporation (the "Company"). The Company will be merged with and into Mergerco pursuant to Section 253 of the General Corporation Law of the State of Delaware (the "DGCL") via a "short form merger" (the "Merger"). Under the DGCL, because Mergerco owns more than 90% of the Company, no action will be required of the stockholders of the Company, other than Mergerco (through its board of directors), for the Merger to become effective. The effective date of the Merger will be [date] (the "Effective Date"). Prior to the consummation of the merger, LG Corp. and Mergerco reserve the right to cancel the merger for any reason, including without limitation if (i) any stockholder of the Company seeks to enjoin the merger or (ii) in their judgment, the anticipated cost of the merger would be materially increased by the number of stockholders of the Company seeking their appraisal remedy.

Mergerco will be the surviving corporation in the Merger and, as a result of the Merger, the separate corporate existence of the Company will cease to exist. Upon consummation of the Merger, each of the outstanding shares of common stock of the Company (other than shares held by Mergerco, the Company and holders who properly exercise dissenters' rights under the
DGCL) will be automatically converted into the right to receive $.05 in cash, without interest, upon surrender of the certificate for such share to Harris Trust Company of New York (the "Paying Agent"). Both the redemption procedure and the statutory appraisal rights are described in fuller detail in the Notice of Merger and Appraisal Rights and the accompanying Letter of Transmittal, which documents accompany this Transaction Statement and should be studied with care.

	SPECIAL FACTORS

THE INFORMATION CONTAINED IN THE FOLLOWING ITEMS
CONSTITUTE SPECIAL FACTORS, AND SPECIAL CONSIDERATION SHOULD
BE GIVEN THERETO.

Purpose(s), Alternatives, Reasons and Effects

Reasons

Since LG Corp. acquired a controlling interest in the Company in March 1994, the Company has incurred net losses from operations as follows:

Fiscal year 1995	Loss of $2,394,000
Fiscal year 1996	Loss of $2,685,000
Fiscal year 1997	Loss of $1,449,000
Fiscal year 1998	Loss of $2,994,000


During these years, LG Corp. attempted to stabilize the Company and return it to profitability through infusions of cash ($10,361,000 loaned to the Company, $9,000,000 contributed in the form of preferred stock), management expertise and new products, as well as guaranteeing the Company's line of credit. Despite such investments, the Company has continued to suffer net losses. LG Corp. has determined that it can no longer support the Company and subsidize its losses and guarantee the line of credit, unless LG Corp. owns 100% of the securities of the Company. Without the support and guarantee of LG Corp., it is unlikely that the Company could continue as a going concern

LG Corp. has determined that the most effective method of returning the Company to profitability is to increase its volume of sales and to decrease operating expenses and production costs. The various methods considered to achieve this objective have been (i) internal growth, (ii) combining the operations of the Company with the other operations of LG Corp. in North America, (iii) acquiring other seed companies and (iv) a strategic alliance with the Company and/or other Limagrain affiliates and a third party.
Attempts at internal growth have been insufficient, as evidenced by the Company's history of losses. The transaction costs involved in combining
LG Corp.'s other privately held operations with the publicly held operations of the Company are prohibitive, as compared to the relatively immaterial incremental benefit to LG Corp. in such a combination. Because the Company cannot access the equity and debt markets to raise capital (due to the history of losses, the low share price and the small public float), the Company is not in a financial position to acquire other seed companies. Since March 1994, no third party has approached the Company expressing an interest in a strategic alliance with the Company (although, as described below under Item 5, Limagrain has been approached regarding a strategic alliance with its North American field seed operations, which include the Company).

LG Corp. has also determined that terminating the Company's publicly held status, and thereby terminating the Company's obligation to file reports with the Securities and Exchange Commission, would result in an annual cost savings of approximately $260,000 in reduced accounting ($34,000), legal ($45,000), management ($27,000), board of directors ($47,000), insurance ($48,000), transfer agent and annual meeting ($30,000), franchise tax ($15,000) and other ($14,000) costs (all of the foregoing dollar amounts are estimates).

For the above stated reasons, LG Corp. has decided to undertake the Merger at this time.

Purposes

The purposes of the Merger are (i) to enhance operating flexibility, simplify the control structure and improve management decision making by consolidating ownership and terminating all minority stockholder interest in the Company; (ii) to provide the minority stockholders of the Company with an opportunity to receive, in exchange for their Common Stock (as defined below under Item 1), a cash amount; and (iii) to reduce the number of stockholders of record of the Company to less than 300 so that the Company may terminate its registration under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and thereby relieve itself of the burdens and costs associated with the regulatory and reporting requirements of the Exchange Act and the rules and regulations of the Securities and Exchange Commission issued thereunder.

Alternatives

LG Corp. considered means other than a short-form merger for terminating the minority stockholder interest from the Company, including a tender offer, reverse stock split and "long-form" merger. The tender offer was rejected because it did not meet LG Corp.'s objective of terminating the entire minority stockholder interest from the Company. The reverse stock split and long-form merger were rejected because they would entail a vote of the stockholders of the Company and the related expense of preparation of a proxy statement and/or information statement. Other than as stated herein and under the caption "Reasons" above, no alternative means were considered to accomplish the purposes stated above.



Reasons for the Structure of the Merger

LG Corp. and Mergerco are structuring the transaction as a "short-form" merger under Section 253 of the DGCL to minimize the costs associated with effecting the Merger.

Certain Effects

General.

Upon consummation of the Merger, (i) the minority stockholders of the Company (other than persons who have properly exercised dissenters' rights under the DGCL) will have the right to receive $.05 per share of Common Stock in cash, without interest, upon surrender of the certificate for such share of Common Stock, (ii) the Company will be merged into Mergerco, which will be a wholly owned subsidiary of LG Corp. and (iii) the corporate existence of the Company will cease. In addition, LG Corp. intends to de-register the Common Stock under the Exchange Act, thereby relieving the Company of its obligation to file reports with the Securities and Exchange Commission.

Certain Federal Income Tax Consequences

The following discussion summarizes the material United States federal income tax consequences of the Merger, based on the Internal Revenue Code of 1986, as amended (the "Code"), currently applicable Treasury regulations, and judicial and administrative decisions and rulings. Future legislative, judicial or administrative changes or interpretations could alter or modify the statements and conclusions set forth herein, and any such changes or interpretations could be retroactive and could affect the tax consequences to holders of Common Stock.

The discussion below does not purport to deal with all aspects of United States federal income taxation that may affect particular stockholders in light of their individual circumstances, and does not deal with stockholders subject to special treatment under the federal income tax law (including insurance companies, tax-exempt organizations, financial institutions, broker-dealers, foreign persons, stockholders who hold their shares of Common Stock as part of a hedge, appreciated financial position, straddle or conversion transaction, stockholders who do not hold their stock as capital assets and stockholders who have acquired their shares of Common Stock upon the exercise of employee options or otherwise as compensation).

A stockholder whose shares of Common Stock are converted, pursuant to the Merger, into a right to receive cash will recognize gain or loss equal to the difference between (i) the amount of cash that such stockholder receives in the Merger and (ii) such stockholder's adjusted tax basis in such shares, assuming that such stockholder redeems all of the shares that such stockholder actually owns or constructively owns under
Section 318 of the Code. Such gain or loss will be capital gain or loss, and generally will be long-term capital gain or loss if at the effective date of the Merger the stockholder's holding period for the shares of Common Stock is more than one year. Holders of shares of Common Stock should be aware that the Paying Agent will be required in certain cases to withhold and remit to the United States Treasury 31% of amounts payable in the Merger to any stockholder that (i) has provided either an incorrect taxpayer identification number or no number at all, (ii) is subject to backup withholding by the Internal Revenue Service for failure to report the receipt of interest or dividend income properly, or (iii) has failed to certify to the Paying Agent that such stockholder is not subject to backup withholding or that such stockholder is an "Exempt Recipient." Backup withholding is not an additional tax, but rather may be credited against the taxpayer's tax liability for the year.

Neither the Cooperative, Limagrain, LG Corp., Mergerco  nor the
Company expects to recognize any gain, loss or income by reason of the Merger.


EACH HOLDER OF SHARES OF COMMON STOCK IS STRONGLY
URGED TO CONSULT WITH SUCH HOLDER'S TAX ADVISER TO
DETERMINE THE PARTICULAR UNITED STATES FEDERAL INCOME
TAX CONSEQUENCES OF THE MERGER TO SUCH HOLDER IN LIGHT
OF SUCH HOLDER'S SPECIFIC CIRCUMSTANCES, AS WELL AS THE
APPLICABILITY AND EFFECT OF STATE, LOCAL AND FOREIGN TAX
LAWS.

Fairness of the Transaction

Both LG Corp. and Mergerco believe that the Merger is fair to the minority stockholders of the Company. No director of LG Corp. or Mergerco dissented to or abstained from voting on the Merger. To assist LG Corp. and Mergerco in their fairness determinations, the board of directors of LG Corp. engaged Stern Brothers Valuation Advisers, Inc. ("Stern Brothers") to advise LG Corp. and Mergerco with respect to a fair price to be paid to the minority stockholders of the Company in the Merger. Stern Brothers provided an oral presentation to LG Corp. and Mergerco on August 15, 1998 (the "Stern Brothers Presentation"), at which time they summarized various valuation approaches and indicated a preliminary fair value range of between $.03 and $.05 per share.

LG Corp. and Mergerco relied upon the following material factors in making their determinations that the merger consideration of $.05 per share is fair to the minority stockholders of the Company:

1. 	The Stern Brothers Presentation, as described above, which
indicated a preliminary fair value range for the Company's Common Stock of between $.03 and $.05 per share;

2. 	The Opinion of Stern Brothers, as discussed below under the
caption "Reports, Opinions, Appraisals and Certain Negotiations," pursuant to which Stern Brothers opined that the merger consideration of $.05 per share is fair, from a financial point of view, to the minority stockholders of the Company, as of September 21, 1998;

3. 	LG Corp.'s and Mergerco's consideration of the market
comparison valuation approach, as discussed below under the caption "Reports, Opinions, Appraisals and Certain Negotiations", which indicated a value range for the Company's Common Stock of $.03 to $.05 per share;

 		4. 	LG Corp.'s and Mergerco's consideration of the discounted
future returns valuation approach, as discussed below under the caption
"Reports, Opinions, Appraisals and Certain Negotiations," which indicated a value for the Company's Common Stock of $.05 per share;

 		5. 	LG Corp.'s and Mergerco's consideration of the underlying
assets valuation approach, as discussed below under the caption "Reports, Opinions, Appraisals and Certain Negotiations," which indicated a value for the Company's Common Stock of negative $.09;

 		6. 	The fact that the net book value of the Company as of June 30,
1998 was $.0004 (as calculated as described in Item 14 hereof), which is substantially below the merger consideration of $.05 per share; and

 		7. 	The fact that, since June 6, 1997, the Company has
repurchased significant blocks of stock from sophisticated investors for prices substantially below the merger consideration of $.05 per share.

Although the directors of LG Corp. and Mergerco were unable to weigh each of the above factors separately, they did note that the merger consideration of $.05 per share is the upper limit under all factors considered. The directors of LG Corp. and Mergerco also considered the current and historical trading prices of the Common Stock, but accorded no weight to these factors because of
(i) the weight accorded to the above approaches, (ii) the consistent downward trend of these trading prices and (iii) the thin trading volume of the Common Stock.


The Merger will be effected pursuant to Section 253 of the DGCL, the Delaware "short-form" merger statute, since Mergerco currently owns more than 90% of the Common Stock. Therefore, the approval of the stockholders or the board of directors of the Company is not required, nor was any such approval obtained. Because no approval of the board of directors of the Company is required, the outside directors of the Company (i.e., those who are neither employees of the Company nor affiliated with LG Corp.) did not retain an unaffiliated representative to act solely on behalf of unaffiliated stockholders for the purposes of negotiating the terms of the Merger or preparing a report concerning the fairness of the Merger. Nevertheless, even in the absence of stockholder and/or board of director approval, LG Corp. and Mergerco believe that the Merger and the merger consideration are fair to the minority stockholders of the Company, based upon the above-described factors.

No firm offer has been made by any unaffiliated person during the preceding eighteen months for (A) the merger or consolidation of the Company into or with such person or of such person into or with the Company, (B) the sale or other transfer of all or any substantial part of the assets of the Company or (C) securities of the Company which would enable the holder thereof to exercise control of the issuer.

Reports, Opinions, Appraisals and Certain Negotiations

The board of directors of LG Corp. (i) engaged Stern Brothers to advise LG Corp. and Mergerco with respect to a fair price to be paid to the minority stockholders of the Company in the Merger and (ii) requested the opinion of Stern Brothers as to the fairness, from a financial point of view, to the minority stockholders of the Company of the merger consideration of $.05 per share to be received in connection with the Merger. Stern Brothers delivered a written opinion (the "Opinion") to the boards of directors of LG Corp. and Mergerco dated as of September 21, 1998, a copy of which is attached hereto as Exhibit (B), pursuant to which Stern Brothers opined that the merger consideration of $.05 per share is fair, from a financial point of view, to the minority stockholders of the Company, as of September 21, 1998. At the August 15, 1998 Stern Brothers Presentation, Stern Brothers reviewed with LG Corp. and Mergerco a preliminary draft of the Opinion (which was substantially identical to the Opinion) and summarized various valuation approaches that indicated a preliminary fair value range of between $.03 and $.05 per share. Accompanying the Opinion and the preliminary draft were various spreadsheets prepared by Stern Brothers that summarized certain of their financial analyses, each of which is attached hereto as Exhibits (B)(1) through (B)(5) and described below.

Stern Brothers is a national business valuation and financial advisory firm engaged in, among other things, corporate finance, business valuation, financial advisory and litigation support services for a wide variety of public and private businesses throughout the United States, representing virtually every industry. Since 1985, it has performed over 1,200 valuation assignments. Stern Brothers was selected for this assignment, after LG Corp. considered other valuation experts, based upon its expertise, its past experience and an interview with representatives of LG Corp.


In the course of Stern Brothers' analysis for purposes of rendering the Opinion, Stern Brothers (i) visited the Company's headquarters; (ii) interviewed key management employees concerning the background, operations, financial performance and prospects of the Company; (iii) reviewed and considered the following information regarding the Company: (a) audited financial statements (Forms 10-K) of the Company for the periods ended December 31, 1986 through 1991, July 31, 1992 through 1993, June 30, 1994 through 1997 and a draft of the June 30, 1998 audited financial statements (the previous five fiscal years of which were summarized by Stern Brothers in the form of Exhibit (B)(1) attached hereto); (b) Form 10-Q quarterly financial statements of the Company as of September 30, 1997, December 31, 1997 and March 31,
1998; (c) proxy information as of March 7, 1994, November 15, 1995, November
12, 1996 and November 12, 1997; (d) recent press releases; (e) income tax returns filed by the Company for 1996 and 1997; (f) the Company's financial forecasts for the years ended June 30, 1999 through June 30, 2008 (which are summarized below under the caption "Discounted Future Returns Approach") and its Short Term Financial Plan; (g) minutes from the Company's board of directors meetings; (h) an asset list and valuation worksheet; (i) a list of stockholders and number of shares owned by each stockholder; (j) stock purchases and trades over the previous five years; (k) the articles of incorporation and bylaws of the Company; and (l) such other information Stern Brothers deemed relevant; (iv) reviewed and considered the following information provided to Stern Brothers by others: (a) annual reports, interim reports, Forms 10-K, Forms 10-Q and other published information on publicly traded companies as nearly comparable to the Company as Stern Brothers could find;
(b) publications by Standard & Poor's and Bloomberg Financial Services, The Value Line Investment Survey, the Federal Reserve Bulletin, the Wall Street Journal, Directory of Companies Required to File Annual Reports with the Securities and Exchange Commission, Stock Bonds, Bills and Inflation 1997 Yearbook by Ibbotson Associates and Mergerstat Review 1997 by Houlihan Lokey Howard & Zukin; and (c) interviews with the Company's outside accountant, banker and attorney; (v) conducted an analysis of the value of the Common Stock using the market comparison approach and the discounted future returns approach; and (vi) conducted such other studies, analyses, inquiries and investigations as Stern Brothers deemed appropriate. The foregoing is only a summary of the information reviewed and factors considered by Stern Brothers which have influenced their Opinion and does not recite in detail all of such information and factors that they have taken into consideration in connection with the Opinion.

In rendering the Opinion, the Company and its representatives warranted to Stern Brothers that the information they provided was complete and accurate to the best of their knowledge and that the financial statement information reflects the Company's results of operations and financial condition in accordance with generally accepted accounting principles, unless otherwise noted. Stern Brothers has assumed no responsibility for independent verification of information and financial forecasts supplied by the Company and its representatives (and Stern Brothers expresses no opinion on that information). Stern Brothers has not obtained any independent appraisal of the assets of the Company, nor have they attempted to verify the information furnished to Stern Brothers by the Company. Stern Brothers used public information and industry and statistical data from sources which they deem to be reliable; however, they make no representation as to the accuracy or completeness of such information and have accepted such information without further verification. Stern Brothers was not authorized to solicit, and did not solicit, interest from any party with respect to a merger or other business combination transaction involving the Company or any of its assets, nor did they have any discussion or negotiation with any parties, other than the Company, in connection with the purchase of the Company's shares. The Opinion is valid only for the purposes and standard of value specified therein. The Opinion is based on a going concern value.
The Opinion contemplates facts and conditions existing as of the opinion date. Events, conditions and circumstances occurring after that date have not been considered, and Stern Brothers has no obligation to update their opinion for such events and conditions.

Stern Brothers performed certain financial analyses which it considered relevant in determining the fair value of the Company's Common Stock, each of which are described in the Opinion.

THE FULL TEXT OF THE OPINION AS OF SEPTEMBER 21, 1998,
WHICH SETS FORTH THE DESCRIPTION OF THE ASSIGNMENT, THE SCOPE
OF THE WORK, THE ASSUMPTIONS AND LIMITING CONDITIONS, THE CERTIFICATIONS AND THE CONCLUSION, IS ATTACHED HERETO AS EXHIBIT
(B) AND IS INCORPORATED HEREIN BY REFERENCE. THE MINORITY STOCKHOLDERS OF THE COMPANY ARE URGED TO READ THE OPINION, TOGETHER WITH THE ASSUMPTIONS AND LIMITING CONDITIONS SET
FORTH THEREIN, IN ITS ENTIRETY. THE OPINION, AS EXPRESSED HEREIN AND THEREIN, IN ANY EVENT, IS LIMITED TO THE FAIRNESS OF THE MERGER CONSIDERATION FROM A FINANCIAL POINT OF VIEW TO THE MINORITY STOCKHOLDERS OF THE COMPANY AND DOES NOT CONSTITUTE
A RECOMMENDATION TO ANY SUCH MINORITY STOCKHOLDER AS TO HOW
SUCH STOCKHOLDER SHOULD VIEW THE MERGER. THE SUMMARY OF THE OPINION SET FORTH IN THIS TRANSACTION STATEMENT IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF SUCH OPINION ATTACHED HERETO AS EXHIBIT (B).

The following is a summary of certain of the financial analyses used by Stern Brothers in connection with providing its oral Stern Brothers Presentation. Stern Brothers used substantially identical financial analyses in connection with providing the written Opinion attached hereto as Exhibit (B).

Market Comparison Approach


Stern Brothers analyzed and compared certain financial information relating to the Company with publicly-available financial and operating information of the following ten publicly traded companies engaged in the agricultural industry (collectively, the "Selected Companies"): AG Services of America, Inc.; AgriBiotech, Inc.; The Andersons, Inc.; Consep, Inc.;
Dekalb Genetics Corporation; Delta and Pine Land Company; Ecogen, Inc.; Mycogen Corporation; Pioneer Hi-Bred International, Inc.; and The Scotts Company. Certain selected balance sheet items, income statement items, liquidity, coverage and leverage ratios, profitability ratios, earnings and pricing ratios and growth rate calculations of the Company and the Selected Companies, as prepared by Stern Brothers, are attached hereto as Exhibit (B)(2). None of the Selected Companies used in Stern Brothers' analysis is identical to the Company. Stern Brothers' analysis involves complex considerations and judgments concerning differences in the potential financial and operating characteristics of the Selected Companies and other factors regarding the trading values of the Selected Companies.

In conducting its analyses, Stern Brothers reviewed and considered a variety of multiples and ratios, summaries of which are attached hereto as Exhibit (B)(3). However, because of the Company's history of losses, Stern Brothers' analyses indicated that the only relevant measures of value are (i) the range and median of the Selected Companies stock price per share as a multiple of the most recent four fiscal quarters (i.e., last twelve months or "LTM") sales per share (the "LTM Sales Per Share Multiple"), (ii) the range and median of the Selected Companies invested capital per share as a multiple of LTM sales per share (the "Invested Capital Per Share Multiple") and (iii) the similarity of the Selected Companies to the Company.

Stern Brothers analyses indicated that the Selected Companies' LTM
Sales Per Share Multiple ranged from .08x to 8.96x, with an average multiple (excluding the high and low) of 2.02x and a median of 1.27x, compared with an LTM Sales Per Share Multiple for the Company ranging from a low of .15x to a high of.24x. The Company's LTM sales per share for the year ended June 30, 1998 was $.21. Accordingly, the results of this analysis indicated a value range for the Company's Common Stock of $.03 ($.21 multiplied by .15) to $.05 ($.21 multiplied by .24) per share.

Stern Brothers analyses indicated that the Selected Companies'
Invested Capital Per Share Multiple ranged from .22x to 9.38x, with an average multiple (excluding the high and low) of 2.61x and a median of 2.18x, compared with an Invested Capital Per Share Multiple for the Company ranging from a low of 1.13x to a high of 1.63x. The Company's invested capital per share ranged from a low of $.23 ($.21 LTM sales per share multiplied by 1.13) to a high of $.34 ($.21 LTM sales per share multiplied by 1.63). The Company's weighted average number of shares outstanding for 1998 was 103,650,098. Therefore, the Company's invested capital ranged from a low of $23,839,523 to a high of $35,241,033. To determine stock price per share from invested capital, Stern Brothers subtracted from invested capital (i) the debt ($18,061,000), (ii) preferred stock ($9,000,000) and (iii) cumulative preferred stock dividends ($2,425,000) of the Company as of June 30, 1998, and divided that result (low of $0.00, high of $5,755,033) by the number of shares outstanding as of June 30, 1998 (103,055,577). Accordingly, the results of this analysis indicated a value range for the Company's Common Stock of $.00 to $.05 per share.

Stern Brothers determined that the cumulative results of the market comparison approach indicated a value range for the Company's Common Stock of $.03 to $.05 per share.

Discounted Future Returns Approach

Stern Brothers performed a discounted future returns analysis of the projected future returns of the Company to calculate the present value per share of the Company's Common Stock using (i) the financial projections prepared by management of the Company for the fiscal years 1999 through 2003,
(ii) a discount rate of 14% (calculated by assuming a United States Treasury risk free rate of 5.75%, a large cap stock risk premium of 7.80% and a risk premium for the Company of .45%) and (iii) a terminal value of the Company as of August 12, 2003 of $8,979,300 (calculated by a market comparison analysis of .3x multiplied by projected fiscal year 2003 net sales). The results of this discounted future returns approach indicated a value for the Company's Common Stock of $.05 per share, as summarized by Stern Brothers on Exhibit
(B)(4) attached hereto.


Management of the Company prepared financial projections for the years ending June 30, 1999 through June 30, 2008 (the "Financial Projections") and furnished the Financial Projections to Stern Brothers. The Financial Projections were identical to those used by the Company to justify its asset valuation for purposes of satisfying the requirements of FAS 121. FAS 121, an accounting pronouncement of the Financial Accounting Standards Board, requires that the valuation of long lived assets be not more than the undiscounted cash flows that are anticipated to be generated by such long lived assets. The Financial Projections were prepared based upon the following assumptions: (i) net sales increasing at a compounded annual growth rate of 7% per year, using Fiscal 1998 net sales as a base; (ii) gross margin equaling 37% of net sales (37% is the prior four year average plus an improvement of 2%); (iii) selling and marketing expenses increasing at a compounded annual growth rate of 3.5% per year, using Fiscal 1998 as a base; (iv) warehouse and distribution expenses increasing at a compounded annual growth rate of 7% per year, using Fiscal 1998 as a base;
(v) administrative expenses remaining constant; (vi) other income and expense items remaining constant; (vii) capital expenditures of $400,000 per year; and
(viii) no inflation (i.e., all years in constant dollars). The forecasted income statement, other forecasted data and estimated net book value of the Company for the fiscal years ending June 30, 1999 through 2003, as summarized by Stern Brothers, are set forth on Exhibit (B)(4) attached hereto.

Underlying Assets Approach

Stern Brothers performed an analysis of the fair market value of the underlying assets of the Company to calculate the implied value per share of the common stockholders equity. Stern Brothers examined the balance sheet of the Company as of June 30, 1998 and made the following adjustments to fair market value: (i) decreased net property, plant and equipment by $1,719,917 to reflect management of the Company's estimate of the orderly sale value of the property, plant and equipment; (ii) increased other assets by $478,535 to reflect the Company's investment in Illinois Foundation Seeds, Inc., which was valued at book value; (iii) decreased goodwill, which is an unidentifiable intangible asset with no fair market value, by $7,793,000; and (iv) increased other liabilities by $2,425,000 to reflect the cumulative undeclared preferred dividends. The net effect of these adjustments was to decrease total common stockholders' equity by $11,459,382 from $2,469,000 to a negative $8,990,382. The results of this underlying assets approach indicated a value for the Company's Common Stock of negative $.09 per share, as summarized by Stern Brothers on Exhibit (B)(5) attached hereto.

General

The summary of the Opinion set forth above does not purport to be a complete description of the analyses performed, or the matters considered, by Stern Brothers in rendering the Opinion. Stern Brothers believes that its analyses and the summary set forth above must be considered as a whole and that selecting portions of such analyses, without considering all of the analyses, or of the above summary, would create an incomplete view of the processes underlying the analyses set forth in the Opinion. The fact that any specific analyses has been referred to in the summary above is not meant to indicate that such analysis was given greater weight by Stern Brothers than any of the other analyses.

The preparation of the Opinion is not necessarily susceptible to partial analyses or summary. In rendering the Opinion, Stern Brothers applied its judgment to a variety of complex analyses and assumptions. Stern Brothers may have given various analyses more or less weight than other analyses, and may have deemed various assumptions more or less probable than other assumptions. The assumptions made, and the judgments applied, by Stern Brothers in rendering the Opinion are not readily susceptible to description beyond that set forth in the written text of the Opinion itself.


In performing its analyses, Stern Brothers made numerous assumptions with respect to industry performance and general business and economic considerations, which are beyond the control of the Company. The analyses performed by Stern Brothers are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by such analyses. Such analyses were prepared solely as part of Stern Brothers' analysis of the merger consideration, from a financial point of view, to the minority stockholders of the Company, and were provided to LG Corp. and Mergerco in connection with the Stern Brothers Presentation and the delivery of the Opinion. In addition, as described above, the Opinion and the Stern Brothers Presentation were factors taken into consideration by the boards of directors of LG Corp. and Mergerco in making the determination to approve the Merger.

The terms of engagement of Stern Brothers by LG Corp. are set forth in a letter agreement between Stern Brothers and LG Corp. (the "Engagement Letter"). Pursuant to the terms of the Engagement Letter, as compensation for rendering its financial advisory services and its Opinion to the boards of directors of LG Corp. and Mergerco, LG Corp. agreed to pay Stern Brothers $150 per hour, plus out-of-pocket expenses. In addition, LG Corp. has agreed to indemnify Stern Brothers against certain liabilities and expenses in connection with the engagement of Stern Brothers. The Opinion is subject to the understanding that the obligations of Stern Brothers in the Opinion are solely corporate obligations, and no officer, director, employee, agent, shareholder or controlling person of Stern Brothers shall be subjected to any personal liability whatsoever to any person, nor will any such claim be asserted by or on behalf of LG Corp. or its affiliates.

	THE TRANSACTION STATEMENT

Item 1.  Issuer and Class of Security Subject to the Transaction

The name of the issuer is BioTechnica International, Inc., a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 4001 North War Memorial Drive, Peoria, Illinois 61614. The exact title of the class of security which is the subject of the Rule 13e-3 transaction is common stock, par value $.01 per share (the "Common Stock").
The number of shares of Common Stock outstanding as of September 1, 1998 was 103,055,577 and the approximate number of holders of record as of September 1, 1998 was 516.

Prior to April 17, 1997, the Common Stock was traded on the National Association of Securities Dealers National Market System (the "NMS") under the symbol BIOT. On that date the Common Stock was de-listed due to the failure of the Company to maintain the NMS's Tangible Net Worth requirement of $4,000,000 as of December 31, 1996 and the failure to meet the minimum bid price or alternative minimum bid price requirements. This action was taken after appeals by the Company to remain listed on the NMS. These appeals were denied by the NMS. Since April 17, 1997, the Common Stock has been traded on the Over-the-Counter Electronic Bulletin Board sponsored by the National Association of Securities Dealers. The Common Stock has retained the BIOT trading symbol.

The following table sets forth, for the fiscal quarters indicated, the high and low sale prices per share of Common Stock during the past two years.

Period Covered                                  High Close         	Low Close
--------------                                 -----------      	------------
 Fiscal 1999
    First Quarter through September 18, 1998     $0.1000	             $0.0210

Fiscal 1998
    Fourth Quarter Ended June 30, 1998           $0.1300              $0.0800
    Third Quarter Ended March 31, 1998            0.1875               0.0625
    Second Quarter Ended December 31, 1997        0.5000               0.0625
    First Quarter Ended September 30, 1997        0.1875               0.0625

Fiscal 1997
    Fourth Quarter Ended June 30, 1997            0.2500               0.0700
    Third Quarter Ended March 31, 1997            0.3750               0.1250
    Second Quarter Ended December 31, 1996        0.5000               0.1250
    First Quarter Ended September 30, 1996        0.7500               0.3750

The source of these prices is from the NMS for the period prior to April 17, 1997 and from America Online stock quotation data for the period subsequent to that date. STOCKHOLDERS ARE URGED TO OBTAIN A CURRENT MARKET QUOTATION
FOR THE COMMON STOCK.

The Company has never declared or paid dividends. The Company's debt agreements prohibit the payment of dividends in excess of current income.

Neither the Company nor any affiliate filing this Transaction Statement has made an underwritten public offering of the Common Stock for cash during the past 3 years which was registered under the Securities Act of 1933 or exempt from registration thereunder pursuant to Regulation A.


Since June 30, 1996, the Company has engaged in the following repurchase transactions with respect its Common Stock: (i) on June 6, 1997, the Company repurchased 11,324,051 shares of Common Stock for an aggregate purchase price of $181,184.81 ($0.016 per share) and (ii) on February 2, 1998, the Company repurchased 1,000,000 shares of Common Stock for an aggregate purchase price of $10,000 ($0.01 per share). Since June 30, 1996, no affiliate of the Company has purchased any Common Stock.

Item 2.  Identity and Background

This Transaction Statement is being filed jointly by LG Corp. and Mergerco, each of which are Delaware corporations. The address of the principal executive offices of LG Corp. and Mergerco is 4001 North War Memorial Drive, Peoria, Illinois 61614.

LG Corp. is a majority-owned subsidiary of Limagrain. All of the shares of Limagrain are held by the Cooperative. The Limagrain Group engages in seed research, seed production and seed marketing, as well as biotechnology research and applications. LG Corp. is a holding company for the operations of the Limagrain Group in North America. Mergerco is a newly incorporated corporation organized to effect the Merger. Upon consummation of the Merger, Mergerco will be a wholly-owned subsidiary of LG Corp.

The executive officers and directors of the Cooperative are set forth in Appendix I attached hereto. The executive officers and directors of Limagrain are set forth in Appendix II attached hereto. The executive officers and directors of LG Corp. are set forth in Appendix III attached hereto. The executive officers and directors of Mergerco are set forth in Appendix IV attached hereto.

During the last five years, neither the Cooperative, Limagrain, LG
Corp., Mergerco nor any of their executive officers or directors, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

Item 3.  Past Contacts, Transactions or Negotiations

Past Transactions

The Company has contractual relationships with a number of other
Limagrain affiliated companies.  The terms of these contracts are negotiated
annually between the Company and each individual affiliated company.   The
Company's management believes that such contracts (i) are reasonable, necessary and in the best interests of all of the stockholders of the Company, and (ii) are on terms no less favorable to the Company than the Company could obtain from non-affiliated third parties or on which the Company could internally perform the services provided in such contracts. The Audit Committee of the board of directors of the Company has independently reviewed the basis for these contracts and has recommended that the board of directors of the Company approve and ratify such contracts as are in effect. The board of directors of the Company, including all of the Directors unaffiliated with Limagrain, has unanimously voted to approve and ratify such contracts as are in effect for the current fiscal year. Since June 30, 1996, the only material transactions between the Company, on the one hand, and Limagrain, LG Corp., Mergerco, or their respective executive officers, directors, controlling persons or subsidiaries, on the other hand, have been the following:


-	The  Company produces and sells seed corn grown in the United
States to affiliates of Limagrain in Europe. These agreements are renegotiated each year, based on product conditions at the time, availability of extra capacity at the Company's production and processing facilities, and the needs of the European affiliates of Limagrain. Such negotiations are conducted on an arms-length basis by management of the  Company and a representative of the
respective affiliate. These agreements specifically identify the product to be produced by the Company, the quantity to be purchased, and the quality and specifications for that product. The Company's management believes that these contracts are a benefit to the
Company in that they cover the variable costs involved, contribute to absorbing fixed operating costs and augment the profits of the
Company.   The total sales made under these contracts amounted to
$2,984,000 during fiscal year 1998 and $2,977,000 during fiscal year
1997.

-	The  Company has entered into an agreement with LG Corp. to allow the Company to market various proprietary hybrid corn genetics developed through the LG Corp. research program.  In exchange for the right to sell these proprietary genetics, the Company has agreed to
pay royalties to LG Corp.   The amount of these royalties was
approximately $87,000 for fiscal year 1998 and approximately $71,000 for fiscal year 1997. The Company's management believes the royalties paid under this agreement are as or more favorable to the Company as compared to the royalties paid in the seed corn industry generally for the use of proprietary genetic material.

-	The Company has entered into an agreement with LG Corp. to allow the Company to market various proprietary soybean products developed through LG Corp.'s soybean research program. In exchange for the right to sell these products, the Company has agreed to pay royalties to LG Corp. The amount of these royalties for fiscal year 1998 was approximately $31,000 and approximately $44,000 for fiscal year 1997. LG Corp. makes the same type of products available to non-affiliated competitor companies in the seed industry. The Company's management believes the royalty rates charged to the Company are as favorable to the Company as compared to the royalty rates charged to non-affiliated customers of LG Corp. and as compared to royalty rates that the Company pays to non-affiliated suppliers.

-	The Company has entered into an agreement with BIOCEM S.A.
("BIOCEM") (an affiliate of Limagrain) to provide access to the biotechnology research conducted by Limagrain around the world.
Through this agreement, the Company not only has access to the results of the research but also has the right to propose topics for future study. The Corporation paid $50,000 to BIOCEM under the terms of this agreement for each of fiscal year 1998 and fiscal year
1997. The Company's management believes that the fees paid pursuant to this agreement are as or more favorable to the Company as compared to (i) the fees that the Company would have to pay to a non-affiliated party for substantially similar services and (ii) the costs required to perform such services internally.

-	The Company has entered into an agreement with Limagrain whereby
Limagrain will provide various administrative, financial and accounting services to the Company that the Company does not otherwise provide for itself. Significant items covered under this agreement are:

Guarantee of Debt
Limagrain and LG Corp. each guarantee the Company's line of credit with its principal bank. Without this guarantee, the Company's management believe that the Company would be unable to borrow operating funds at the at the rates available to it, if at all.

Strategic planning and control
Limagrain monitors the economic environment of the Company, and the seed industry in general, and provides advice and guidance to management in developing long-term plans and objectives. In addition, Limagrain assists in the preparation and review of the annual long-term planning documents of the Company.

Human resources and benefits
Limagrain provides assistance to the Company in the form of recruitment services, career evaluation, training opportunities, and compensation evaluation. In addition, Limagrain coordinates and evaluates the benefit programs offered by Limagrain companies in North America.




Financing/treasury activities
Limagrain provides technical support for the Company's negotiations with its bankers. In addition, Limagrain provides short-term financing to the Company to meet cash flow requirements. Limagrain has been critical in negotiating favorable interest rates and financing terms.

Auditing services
Limagrain assists the Company in negotiations with its outside auditors regarding the cost of services. Limagrain also provides internal audit services to the Company.

The Corporation paid $150,000 to Limagrain under this service agreement for each of fiscal year 1998 and fiscal year 1997. The Company's management believes that the fees paid pursuant to this agreement are as or more favorable to the Company as compared to (i) the fees that the Company would have to pay to a non-affiliated party for substantially similar services and (ii) the costs required to perform such services internally.

-	The Company has entered into an agreement with Limagrain Genetics
International ("LGI") (an affiliate of Limagrain) whereby LGI will provide various administrative, technical and marketing services to the Company.
 LGI is the "division" of Limagrain responsible for the operations of the Company.

Board of Directors
In their capacity as Board members of LGI, five directors of LGI are representatives of Limagrain on the board of directors of the Company. No fees or costs are paid by the Company for the services of these directors.

Research
LGI coordinates the traditional plant breeding programs of the Company for the crops the Company markets. The Company receives information on the results of these activities and has the opportunity to provide suggestions on potential avenues of future research.

Product Development
LGI (through LG Corp.) conducts extensive product testing and field trial analysis throughout the Midwest. The results of these tests are provided to the Company at no charge. This information is used by the Company to decide on future and current product offerings.

Marketing planning
LGI provides advice and planning services to the Company in regard to the development of business and marketing plans and strategies.

Export Sales Contacts

LGI, through its contacts with the Limagrain Group, assists the Company in obtaining export sales contracts.

Administrative/accounting support
LGI provides expertise to the Company in monitoring short-term planning and month-to-month financial analysis and control.

Brand name
LGI allows the Company to use the "LG" brand name and logo in its marketing efforts.


The Company paid $200,000 to LGI under this service agreement for
fiscal year 1998 and $100,000 for fiscal year 1997.   The Company's
management believes that the fees paid pursuant to this agreement are as or more favorable to the Company as compared to (i) the fees that the Company would have to pay to a non-affiliated party for substantially similar services and (ii) the costs required to perform such services internally.

-	LGI pays retirement and certain other benefits provided for under French law on behalf of French citizens employed by the Company.  The
Company reimburses these benefit costs to LGI. For fiscal year 1998, these costs amounted to $61,000 and provided benefits for two employees of the Company, and $62,000 for fiscal year 1997 and provided benefits for two employees.

-	The Company has entered into an agreement with Nickerson SA
("Nickerson") (an affiliate of Limagrain) whereby the Company will provide office space and one employee to Nickerson for use in monitoring its business in the United States. The agreement also calls for the Company to pay invoices on behalf of Nickerson, which Nickerson reimburses to the Company on a monthly basis. Under the terms of this agreement, in addition to the reimbursement of direct expenses as described above, Nickerson was invoiced $43,000 and $47,000 by the Corporation for fiscal year 1998 and fiscal year 1997, respectively.

-	The Company has provided various accounting, administrative and human resource services to LG Corp. beginning in November 1997. LG Corp. reimbursed the Company for actual amounts spent on its behalf.

-	At June 30, 1998, LG Corp. had five outstanding loans to the Company:
 (i) a two-year note in the amount of $3,260,846. The note is subordinated to all debt outstanding to the Company's principal bank. The note bears interest at five percent (5%) per annum and is due July 1, 2000; (ii) a two-year note in the amount of $1,000,000. The note is subordinated to all debt outstanding to the Company's principal bank. The note bears interest at five percent (5%) per annum and is due July 1, 2000; (iii) a
two-year note in the amount of $1,000,000.   The note bears interest at
five percent (5%) per annum and is due July 1, 2000; (iv) a two-year note in the amount of $1,500,000. The note is subordinated to all outstanding debt to the Company's principal bank. The note bears interest at Canadian prime plus .18%, or 6.5%, whichever is lower, and is due July
1, 2000; and (v) a demand note in the amount of $3,000,000. The note bears interest at Canadian prime plus .18% or 6.5%, whichever is lower, and is due at any time within 10 days notice. In addition, from time to time during fiscal year 1998, LG Corp. and other Limagrain affiliates advanced cash to the Company to allow the Company to meet covenants under the revolving credit arrangement with its principal bank. The Company reimbursed LG Corp. and other Limagrain affiliates for actual interest costs and fees incurred to borrow these funds or paid interest at the same rate at which LG Corp. or such Limagrain affiliate could have invested these funds in short-term investments. As of June 30, 1998, LG Corp. had advanced $600,000 to the Company, repayable on demand, bearing interest at 5%, the rate at which LG Corp. could have invested this amount with its bank on a short-term basis. The Company's management believe these loans bear interest at or below a rate which the Company would be able to obtain from an unaffiliated lender for an unsecured loan.

-	The Company, LG Corp., and each of LG Corp.'s other subsidiaries entered into a Tax Sharing Agreement as of November 30, 1994. The purpose of this Tax Sharing Agreement is to provide for an annual system of allocating federal tax liabilities and certain state and local tax liabilities of LG Corp., the Company, and each of LG Corp.'s other subsidiaries for purposes of computing each member's annual earnings and profits and making cash payments between the members to reflect the allocation of such tax liabilities. Generally, the parties to the Tax Sharing Agreement have agreed to allocate their consolidated income tax liabilities in accordance with the method provided in Section 1552 (a) (1) of the Internal Revenue Code, as amended, and the regulations promulgated thereunder.



Past Contacts

On September 24, 1997, the Company issued a press release noting that
(i) because LG Corp. held 94% of the Company's Common Stock, under the DGCL it could effect a cash-out merger of the minority stockholders of the Company without a stockholder vote and (ii) at that time, the Company and LG Corp. had had no discussions regarding such a merger.

On October 7, 1997, Bruno Carette (President and CEO of LG Corp. and the Company) and Edward Germain (Vice President and CFO of the Company) met to discuss the results of a meeting between Mr. Carette and representatives of Limagrain, in France. At that meeting, Mr. Carette informed Mr. Germain of the possibility of LG Corp.'s interest in taking the Company private via a cash-out merger of the minority stockholders.

On October 24, 1997, Mr. Carette, Mr. Germain and Claude Lescoffit (an executive officer of Limagrain and a member of the board of directors of LG Corp. and the Company) met with the Company's outside legal counsel to discuss the legal standards applicable to a cash-out merger and the various methodologies that LG Corp. would likely employ in effecting a cash-out merger, and the advantages and disadvantages of and the length of time required for each of the various methodologies.

On November 10, 1997, the Company was notified by LG Corp. that LG
Corp. had begun preliminary internal discussions, including consultations with Limagrain, regarding the possibility of a cash-out merger. On November 13, 1997, the Company issued a press release reiterating its prior statements that, from time to time, LG Corp. evaluates its strategic alternatives with respect to its investment in the Company and stating that (i) such alternatives include, among other things, a possible cash-out merger of the minority stockholders of the Company, (ii) although the Company and LG Corp. have had no substantive discussions regarding such a merger, LG Corp. has informed the Company that its has begun preliminary internal discussions regarding the possibility of such a merger and that it may consider such a merger in the future, (iii) the Company and its board of directors have discussed the possible legal structure of such a transaction among themselves and with representatives of LG Corp. and (iv) as a part of these discussions, the Company's Board was informed that such a merger could be effected by LG Corp. without any action or approval by the Company's board of directors or its stockholders.

On July 6, 1998, Mr. Carette was informed by Mr. Lescoffit that, after internal discussions and following a review of the preliminary results of fiscal year 1998 of the Company, a special committee of the board of directors of LG Corp. (the "Special Committee") would be established to formally consider a cash-out merger of the minority stockholders of the Company.

On August 17, 1998, the Special Committee met with its legal counsel and investment banker to discuss, among other things, the possible structure of a cash-out merger and the various methodologies to be considered in determining a fair price to be paid to the minority stockholders of the Company in such a cash-out merger. The Special Committee resolved to deliberate regarding such matters and to report to the board of directors of LG Corp.

On September 21, 1998, the Special Committee recommended to the board of directors of LG Corp. that LG Corp., through its wholly owned subsidiary Mergerco, cash out the minority stockholders of the Company via a short form merger pursuant to Section 253 of the DGCL. The Special Committee determined that a cash-out price of $.05 per share would be fair to the minority stockholders of the Company. The board of directors of LG Corp. and Mergerco unanimously approved the short-form merger and ratified the Special Committee's determination that a cash-out price of $.05 per share would be fair to the minority stockholders of the Company.

Item 4.  Terms of the Transaction


On September 21, 1998, LG Corp., which had been the 95% owner of the Common Stock of the Company, contributed 100% of its holdings of Common Stock to Mergerco, its newly incorporated and wholly owned Delaware subsidiary. The Company will be merged with and into Mergerco pursuant to Section 253 of the DGCL via a "short form" merger. Under the DGCL, because Mergerco owns more than 90% of the Company, no action will be required by the stockholders of the Company, other than Mergerco (through its board of directors), for the Merger to become effective. The effective date of the Merger will be [date]. Prior to the consummation of the merger, LG Corp. and Mergerco reserve the right to cancel the merger for any reason, including without limitation if (i) any stockholder of the Company seeks to enjoin the merger or (ii) in their judgment, the anticipated cost of the merger would be materially increased by the number of stockholders of the Company seeking their appraisal remedy.

Mergerco will be the surviving corporation in the Merger and, as a result of the Merger, the separate corporate existence of the Company will cease. Upon consummation of the Merger, each of the outstanding shares of Common Stock of the Company (other than shares held by Mergerco, the Company and holders who properly exercise dissenters' rights under the DGCL) will be automatically converted into the right to receive $.05 in cash, without interest, upon surrender of the certificate for such Share to the Paying Agent. Both the redemption procedure and the statutory appraisal rights are described in fuller detail in the Notice of Merger and Appraisal Rights and the accompanying Letter of Transmittal, which documents accompany this Transaction Statement and should be studied with care.

Item 5.  Plans or Proposals of the Issuer or Affiliate

As a result of the Merger, the Company will be merged into Mergerco and the Company will cease to exist as a separate entity. As soon as practicable after the Merger, Mergerco will be merged into LG Seeds, Inc., a Delaware corporation and a wholly owned subsidiary of the Company ("LG Seeds"). As a result of these transactions, LG Seeds will be a wholly owned subsidiary of LG Corp., containing all of the rights, obligations, assets and liabilities of the Company and Mergerco.

Limagrain has informed LG Corp. that, after the consummation of the transactions described above, Limagrain will consider a restructuring of its entire North American operations. These North American operations consist of LG Corp. and all of its affiliates in the United States and Canada, which include the Company and LG Seeds. Limagrain has informed LG Corp. that it will not include the Company or LG Seeds in any of these restructuring plans unless it controls 100% of the Company. In connection with any such restructuring, Limagrain may pursue a variety of transactions, including but not limited to (i) a merger of LG Seeds with LG Corp., (ii) a merger of LG Seeds with other affiliates of LG Corp. and (iii) the formation of a strategic alliance between LG Corp. and its affiliates and a third party.
At this time, Limagrain has not finalized its plans with respect to its North American operations, but it is conducting discussions internally and negotiations with third parties regarding such plans. Some of these negotiations have progressed to the stage of understandings and outlines on how synergies and opportunities could be developed though the formation of such alliances. However, at this time, there can be no assurance as to the timing of any such alliance or whether any such alliance will occur at all. Other than as described above, neither LG Corp. nor any of its affiliates has any definitive plan or proposal regarding a sale or transfer of a material amount of assets of the Company or any of its subsidiaries subsequent to the Merger.

As a result of the transactions described above, there will be no directors or executive officers of the Company or Mergerco, because such entities will cease to exist. LG Corp. has not determined at this time which individuals will serve as directors or executive officers of LG Seeds. However, it is anticipated that such directors and executive officers will be limited to those individuals who are currently affiliated with LG Seeds and/or LG
Corp. The current independent directors of the Company (i.e., those that are not affiliated with Limagrain) will not be directors of LG Seeds or LG Corp. after the Merger. No current executive officer of the Company is a party to an employment contract with the Company.


As a result of the transactions described above, the equity capitalization of the Company will be changed, although the debt capitalization will be unaffected by the Merger. Immediately following such transactions, the equity of Mergerco will consist of 1,000 shares of common stock, $.01 par value per share, all of which will be owned by LG Corp. It is also anticipated that following such transactions the preferred stock of the Company (all of which is owned by LG Corp.) will be retired in return for additional shares of common stock of Mergerco. Neither the Company, LG Corp. nor any of their affiliates has any current plan or proposal to make any material change in the present dividend rate or policy of the Company.

After the completion of the Merger, the Common Stock would become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act, because the Company would cease to exist and the common stock of its ultimate successor, LG Seeds, would be held of record by less than three hundred persons. LG Corp. currently intends to cause LG Seeds to terminate such registration. Upon such termination, the Company's obligation to file reports with the Securities and Exchange Commission pursuant to Section 15(d) of the Exchange Act would be suspended.

Item 6.  Source and Amounts of Funds or Other Consideration

The total amount of funds required to consummate the Merger and to pay related fees and expenses is estimated to be approximately $500,000. The Merger will be funded through LG Corp.'s available liquid assets.

The estimated fees and expenses incurred and to be incurred by LG
Corp., Mergerco and the Company in connection with the Merger will be paid by LG Corp. and are as follows:

Legal fees                      $150,000
Filing fees                          100
Accounting fees                    5,000
Appraisal fees                    50,000
Printing and mailing costs        25,000
Miscellaneous                     20,000

No part of the funds or other consideration to be used in the Merger (i) will be paid by or be an obligation of the Company or (ii) is expected to be directly or indirectly borrowed from another person or entity (including a bank as defined by Section 3(a)(6) of the Exchange Act).

Note:  Items 7, 8 and 9 are set forth above under the caption "Special
Factors."

Item 10.  Interest in Securities of the Issuer

As of September 21, 1998, the following affiliates of Limagrain, LG Corp. and/or the Company owned the following amounts and percentages of Common
Stock:

Mergerco beneficially owned 98,277,178 shares of Common Stock, which represented approximately 95.36% of the outstanding shares of Common Stock (Mergerco is a wholly owned subsidiary of LG Corp., which is a majority owned subsidiary of Limagrain);

Ralph W. F. Hardy, a member of the board of directors of the Company, beneficially owned 4,850 shares of Common Stock, which represented 0.0047% of the outstanding shares of Common Stock;

Edward M. Germain, Vice President and CFO of the Company, beneficially owned 5,000 shares of Common Stock, which represented 0.0049% of the outstanding shares of Common Stock; and

Larry D. Rieffel, Vice President - Production and Logistics of the Company, beneficially owned 1,250 shares of Common Stock, which represented
0.0012% of the outstanding shares of Common Stock.


Except as described above, no other affiliate of Limagrain, LG Corp. or the Company owned any Common Stock. With the exception of the contribution of the shares of Common Stock from LG Corp. to Mergerco on September 21, 1998, none of the shares of Common Stock described above was acquired in the past 60 days.

Item 11.	Contracts, Arrangements or Understandings with Respect to the
Issuer's Securities

Neither Limagrain, LG Corp., nor Mergerco, nor any of their affiliates, is a party to any contract, arrangement, understanding or relationship in connection with the Merger with respect to any securities of the Company (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies, consents or authorizations).

Item 12.	Present Intention and Recommendation of Certain Persons with
Regard to the Transaction

Edward M. Germain, Vice President and CFO of the Company, and Larry
D. Rieffel, Vice President - Production and Logistics of the Company, intend to tender their shares of Common Stock to Mergerco pursuant to the terms of the Merger. Ralph W.F. Hardy, a member of the board of directors of the Company, will not make a decision regarding whether to tender his shares of Common
Stock to Mergerco until after he has had an opportunity to review the Transaction Statement and related materials as distributed to the minority stockholders of the Company.

As a "short form" merger pursuant to Section 253 of the DGCL, the Merger will not require approval by the board of directors of the Company or by any of the Company"s stockholders other than Mergerco (by action of its board of directors). None of the individuals named above has made a recommendation in support of or opposed to the Merger.

Item 13.  Other Provisions of the Transaction

Holders of shares of Common Stock are entitled to appraisal rights under
Section 262 of the DGCL. A person having a beneficial interest in shares of Common Stock held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect whatever appraisal rights the beneficial owner may have. Prior to the consummation of the merger, LG Corp. and Mergerco reserve the right to cancel the merger for any reason, including without limitation if (i) any stockholder of the Company seeks to enjoin the merger or (ii) in their judgment, the anticipated cost of the merger would be materially increased by the number of stockholders of the Company seeking their appraisal remedy.

THE FOLLOWING DISCUSSION IS NOT A COMPLETE STATEMENT
OF THE LAW PERTAINING TO APPRAISAL RIGHTS UNDER THE DGCL AND IS QUALIFIED IN ITS ENTIRETY BY THE FULL TEXT OF SECTION 262, WHICH IS REPRINTED IN ITS ENTIRETY AS APPENDIX A TO THE NOTICE OF MERGER
AND APPRAISAL RIGHTS ATTACHED TO THIS TRANSACTION STATEMENT AS
EXHIBIT (D) .

All references in Section 262 and in this summary to a "stockholder" are to the record holder of the shares of Common Stock as to which appraisal rights are asserted. As used herein, "Surviving Corporation" means Mergerco as the corporation surviving the Merger.


Under the DGCL, holders of shares of Common Stock who do not wish to accept pursuant to the Merger the consideration of $.05 per share and who follow the procedures set forth in Section 262 will be entitled to have their shares of Common Stock appraised by the Delaware Court of Chancery and to receive payment in cash of the "fair value" of such shares of Common Stock, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest, if any, as determined by such court. Any holder of shares of Common Stock who wishes to exercise such appraisal rights, or who wishes to preserve his right to do so, should review carefully the following discussion, the Notice of Merger and Appraisal Rights and the Appendix A thereto, because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights under the DGCL.

A holder of Shares wishing to exercise his appraisal rights must deliver to the Secretary of the Company, ON OR BEFORE _________, 1998, a written demand for appraisal of his shares of Common Stock. A demand for appraisal should be delivered to the Company at the following address:

BioTechnica International, Inc.
4001 North War Memorial Drive
Peoria, Illinois 61614
Attention:  Secretary

As provided under Section 262, failure of a holder of shares of Common
Stock to make a written demand for appraisal (or a beneficial owner of shares of Common Stock who fails to cause the record holder of such shares of Common Stock to demand an appraisal of such shares of Common Stock) within such time limit will result in the loss of such holder's appraisal rights.

Only a holder of record of the shares of Common Stock is entitled to assert appraisal rights for the shares of Common Stock registered in that holder's name. A demand for appraisal must be executed by or on behalf of the holder of record, fully and correctly, as his or her name appears on the stock certificates for the shares of Common Stock. If the shares of Common Stock are owned of record in a fiduciary or representative capacity, such as by a trustee, guardian or custodian, execution of the demand should be made in that capacity, and if the shares of Common Stock are owned of record by more than one person, as in a joint tenancy and tenancy in common, the demand should be executed by or on behalf of all joint owners. An authorized agent, including one or more joint owners, may execute a demand for appraisal on behalf of a holder of record; however, the agent must identify the record owner or owners and expressly disclose the fact that, in executing the demand, the agent is agent for such owner or owners. A record holder such as a broker who holds shares of Common Stock as nominee for several beneficial owners may exercise appraisal rights with respect to the shares of Common Stock held for one or more beneficial owners while not exercising such rights with respect to the shares of Common Stock held for other beneficial owners; in such case, the written demand should set forth the number of shares of Common Stock as to which appraisal is sought and when no number of shares of Common Stock is expressly mentioned the demand will be presumed to cover all shares of Common Stock held in the name of the record owner. Stockholders who hold their shares of Common Stock in brokerage accounts or other nominee forms and who wish to exercise appraisal rights are urged to consult with their brokers to determine the appropriate procedures for the making of a demand for appraisal by such a nominee.

Within 120 calendar days after the effective date of the Merger, but not thereafter, the Surviving Corporation, or any stockholder who is entitled to appraisal rights under Section 262 and has complied with the requirements of
Section 262, may file a petition in the Delaware Court of Chancery demanding a determination of the fair value of the shares of Common Stock. The Surviving Corporation is under no obligation to and has no present intention to file a petition in respect to the appraisal of the fair value of the shares of Common Stock. Accordingly, it is the obligation of the stockholders to initiate all necessary action to perfect their appraisal rights within the time prescribed in Section 262. At any time within 60 calendar days after the effective date of the Merger, any stockholder who has demanded appraisal has the right to withdraw the demand and accept the consideration offered pursuant to the Merger.


Within 120 days after the Effective Date of the Merger, any stockholder who has complied with the requirements under Section 262 for exercise of appraisal rights will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of shares of Common Stock with respect to which demands for appraisal have been received and the aggregate number of holders of such shares of Common Stock. Such statement must be mailed (a) within 10 calendar days after a written request therefor has been received by the Surviving Corporation, or (b) by _______, 1998 (i.e., within 10 calendar days after the expiration of the period of delivery of demands for appraisal), whichever is later.

If a petition for an appraisal is duly filed by a holder of shares of Common Stock, and a copy thereof is delivered to the Surviving Corporation, the Surviving Corporation will then be obligated within 20 calendar days to provide the Register in Chancery with a duly verified list containing the names and addresses of all holders of shares of Common Stock who have demanded an appraisal of their shares of Common Stock and with whom agreements as to the value of their shares of Common Stock have not been reached by the Company. After notice to holders of shares of Common Stock, the Delaware Court of Chancery is empowered to conduct a hearing on such petition to determine thoseholders of shares of Common Stock who have complied with Section 262 and who have become entitled to appraisal rights. The Delaware Court of Chancery may require the holders of shares of Common Stock who have demanded an appraisal for their shares of Common Stock to submit their stock certificates to the Register in Chancery for notation thereon of the pendency of the appraisal proceeding; and if any holder of shares of Common Stock fails to comply with such direction, the Delaware Court of Chancery may dismiss the proceedings as to such stockholder.

After determining the stockholders entitled to an appraisal, the Delaware
Court of Chancery will appraise the "fair value" of their shares of Common Stock, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. The Delaware Supreme Court has stated that "proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court" should be considered in the appraisal proceedings. In addition, Delaware courts have held that the Section 262 appraisal remedy, depending on factual circumstances, may or may not be a dissenter's exclusive remedy. The Court will also determine the amount of interest, if any, to be paid upon the amounts to be received by persons whose shares of Common Stock have been appraised.

The costs of the appraisal proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. The Court may also order that all or a portion of the expenses incurred by any stockholder in connection with an appraisal, including, without limitation, reasonable attorneys' fees and the fees and expenses of experts utilized in the appraisal proceeding, be charged pro rata against the value of all the shares of Common Stock entitled to be appraised.

No stockholder, whether or not he has duly demanded an appraisal in compliance with Section 262, will, from and after the effective date of the Merger, be entitled to vote any shares of Common Stock for any purpose or be entitled to the payment of dividends or other distributions on any shares of Common Stock (except dividends or other distributions payable to stockholders of record at a date prior to the effective date of the Merger).

If any stockholder who demands appraisal of his shares of Common Stock under
Section 262 fails to perfect, or effectively withdraws or loses, his or her right to appraisal, as provided in the DGCL, the shares of Common Stock of such stockholder will be converted into the right to receive $.05 in cash per share of Common Stock, without interest. Such stockholders must follow the procedures set forth in the Letter of Transmittal and accompanying instructions.

FAILURE TO FOLLOW THE STEPS REQUIRED BY SECTION 262 OF THE DGCL
FOR PERFECTING APPRAISAL RIGHTS MAY RESULT IN THE LOSS OF SUCH
RIGHTS.

No provision has been made by the Cooperative, Limagrain, LG Corp., Mergerco or the Company in connection with the Merger to allow the minority stockholders of the Company to obtain access to the corporate files of such companies or to obtain counsel or appraisal services at the expense of the issuer or affiliate.





Item 14.  Financial Information

The audited financial statements of the Company for the fiscal years ended
June 30, 1997 and 1998, which were required to be filed with the Company's most recent annual report on Form 10-K, are attached hereto as Exhibit (G) and are incorporated herein by reference. The Company is not required to file its quarterly report for the fiscal quarter ending September 30, 1998 until November 14, 1998.

For fiscal year 1998 and fiscal year 1997, the ratio of earnings to fixed charges was -1.00 and -4.63, respectively. Book value per common share of the Company as of June 30, 1998 was $.0004 (calculated by subtracting the $9,000,000 of preferred stock and $2,425,000 of cumulative preferred stock dividends in arrears from the total equity of $11,469,000, and dividing that result by the 103,055,577 common shares outstanding).

Completion of the Merger is not expected to have a material effect on the Company's balance sheet, earnings or book value per share (other than, with respect to book value per share, as discussed in Item 5 hereof).

Item 15.  Persons and Assets Employed, Retained or Utilized

The officers and employees of the Company will perform tasks which would be expected to arise in connection with the Merger (e.g., in assisting to prepare this Transaction Statement). Other than retaining legal counsel and Stern Brothers, neither the Cooperative, Limagrain, LG Corp. nor Mergerco, nor any person acting on their behalf, has employed, retained or compensated any person or class of persons to make solicitations or recommendations in connection with the Merger.

Item 16.  Additional Information

No additional material information is necessary to make the statements required herein, in light of the circumstances in which they are made, not materially misleading.


Item 17.  Material to Be Filed as Exhibits

The following Exhibits are attached hereto and incorporated herein by reference:

Exhibit (A)		Not applicable

Exhibit (B)		Fairness Opinion of Stern Brothers

Exhibit (B)(1)		Summaries prepared by Stern Brothers of the
financial statements of the Company for the previous five fiscal years

Exhibit (B)(2)		Summaries prepared by Stern Brothers of certain
financial statement items and ratios of the Company and the Selected Companies

Exhibit (B)(3)		Summaries prepared by Stern Brothers of certain
multiples and ratios of the Company and the Selected Companies

Exhibit (B)(4)		Summaries prepared by Stern Brothers of the
Company's forecasts and the discounted future returns valuation approach

Exhibit (B)(5)		Summary prepared by Stern Brothers of the
underlying assets valuation approach

Exhibit (C)		Not applicable

Exhibit (D)		Form of Notice of Merger and Appraisal Rights

Exhibit (E)		Included in Exhibit (D)

Exhibit (F)		Not applicable.

Exhibit (G)		Audited financial statements for the fiscal year
ended June 30, 1997 and 1998

	SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  __________				LIMAGRAIN GENETICS CORP.

By:
_______________________________
Name:
_____________________________
Title:
______________________________


Dated:  __________				BTI MERGER CORP.

By:
_______________________________
Name:
_____________________________
Title:
______________________________






	Appendix I

Executive Officers and Directors of the Cooperative

Directors

Name                   Principal Occupation

Claude Agier	     					Farmer
Joel Arnaud				      		Farmer
Philippe Aymard					  	Farmer
Francois Deloche				  	Farmer
Jean-Paul Deschamps    Farmer
Raoul Faure					      	Farmer
Christian Gothon       Farmer
Francois Heyraud				  	Farmer
Serge Lebreton					   	Farmer
Pierre Pagesse					   	Farmer
Laurent Petoton					  	Farmer
Jean Poulet				      		Farmer
Christian Puissauve    Farmer
Andre Quinty					     	Farmer
Gerard Renard					    	Farmer

Executive Officers

Claude Lescoffit      1989 - 1996 Vice President
                                  Engineering Michelin
                                  (Clermont, France)
                      1996 - 1997 Vice President
                                  Groupe Limagrain Holding
                     1997 to date General Manager
                                  Limagrain Agro Genetics

Daniel Cheron         1988 - 1994 General
                                  Manager Force Limagrain
                                  Germany
                     1994 to date CEO Limagrain Agro
                                  Industrie
                     1998 to date Deputy CEO Groupe
                                  Limagrain

Pierre Lefebvre      1990 to date Deputy CEO
                                  Groupe Limagrain

Emmanuel Rougier      1993 - 1997 CEO Limagrain Field
                                  Seeds
                     1997 to date CEO Limagrain
                                  Vegetables and  Flowers

Jean Marc Salabay    1993 to date General Manager
                                  Production de Limagne

Alain Catala        Prior to 1997 Deputy CEO Group
                                  Limagrain Holding
                     1997 to date CEO Groupe
                                  Limagrain Holding

Francois Fontaine     1993 - 1995 General Manager of
                                  Dolisos SA (Paris, France)
                     1995 to date General Manager of
                                  Pains Jacqet

The business address of each of the above directors and executive officers is BP1, 63720 Chappes, France.

Each of the above directors and executive officers is a citizen of France.






	Appendix II

	Executive Officers and Directors of Limagrain

Directors

Name				             			Principal Occupation

Claude Agier	      					Farmer
Joel Arnaud					       	Farmer
Philippe Aymard					   	Farmer
Francois Deloche				   	Farmer
Jean-Paul Deschamps					Farmer
Raoul Faure					       	Farmer
Christian Gothon        Farmer
Francois Heyraud				   	Farmer
Serge Lebreton				    		Farmer
Pierre Pagesse					    	Farmer
Laurent Petoton					   	Farmer
Jean Poulet					       	Farmer
Christian Puissauve					Farmer
Andre Quinty		      				Farmer
Gerard Renard					     	Farmer

Executive Officers

Claude Lescoffit        1989 - 1996 Vice President
                                    Engineering Michelin
                                    (Clermont, France)
                        1996 - 1997 Vice President
                                    Groupe Limagrain Holding
                       1997 to date General Manager
                                    Limagrain Agro Genetics

Daniel Cheron           1988 - 1994 General
                                    Manager Force Limagrain
                                    Germany
                       1994 to date CEO Limagrain Agro
                                    Industrie
                       1998 to date Deputy CEO Groupe
                                    Limagrain

Pierre Lefebvre        1990 to date Deputy CEO
                                    Groupe Limagrain

Emmanuel Rougier        1993 - 1997 CEO Limagrain Field
                                    Seeds
                       1997 to date CEO Limagrain
                                    Vegetables and Flowers

Jean Marc Salabay      1993 to date General Manager
                                    Production de Limagne

Alain Catala          Prior to 1997 Deputy CEO Group
                                    Limagrain Holding
                       1997 to date CEO Groupe
                                    Limagrain Holding

Francois Fontaine       1993 - 1995 General Manager of
                                    Dolisos SA (Paris, France)
                       1995 to date General Manager of
                                    Pains Jacqet

The business address of each of the above directors and executive officers is BP1, 63720 Chappes, France.

Each of the above directors and executive officers is a citizen of France.






	Appendix III

	Executive Officers and Directors of LG Corp.

Directors

Name                    Principal Occupation

Claude Agier	      					Farmer
Francois Heyraud			   		Farmer
Serge Lebreton				    		Farmer
Laurent Petoton					   	Farmer
Claude Lescoffit        1989 - 1996 Vice President
                                    Engineering Michelin
                                    (Clermont, France)
                        1996 - 1997 Vice President
                                    Groupe Limagrain
                                    Holding
                       1997 to date General Manager
                                    Limagrain Agro Genetics

Executive Officers

Bruno Carette, President and CEO
                       	1993 - 1996 VP Sales
                                    and Marketing LG Seeds, Inc.
                        1996 - 1997 President of LG
                                    Seeds, Inc.
                       1996 to date President of
                                    BioTechnica International, Inc.
                       1998 to date President and CEO
                                    of Limagrain Genetics Corp.

Craig Newman, Executive VicePresident for Akin Callahan
                        1994 - 1997 General Manager of Akin Seed Company
                                    (St. Francisville, Illinois)
                       1997 to date General Manager of Akin Callahan
                                    (Westfield, Indiana)
                       1998 to date Executive VP of Limagrain Genetics Corp.

James Simon, Executive Vice President for Canada
                       1994 to date General Manager of King Agro
                                    (Chatham, Ontario)
                       1998 to date Executive VP of Limagrain Genetics Corp.

Jean-Paul Zink, Executive VicePresident for LG Seeds
                        1993 - 1997 General Manager of Limagrain Canada Seeds
                       1997 to date President of LG Seeds, Inc.
                       1998 to date Executive VP of Limagrain Genetics Corp.


The business address of each of the above directors is BP1, 63720 Chappes, France, and the business address of each of the above executive officers is 4001 North War Memorial Drive, Peoria, Illinois 61614.

Each of the above directors and executive officers is a citizen of France, except for Mr. Newman who is a United States citizen and Mr. Simon who is a Canadian citizen.





	Appendix IV

	Executive Officers and Directors of Mergerco

Directors

Name                    Principal Occupation

Claude Agier	      					Farmer
Francois Heyraud			   		Farmer
Serge Lebreton					    	Farmer
Laurent Petoton					   	Farmer
Claude Lescoffit        1989 - 1996 Vice President Engineering Michelin
                                    (Clermont, France)
                        1996 - 1997 Vice President Groupe Limagrain Holding
                        1997 to date General Manager Limagrain Agro Genetics
                        1998 to date Vice President of BTI Merger Corp.

Executive Officers

Bruno Carette, President
                         1993 - 1996 VP Sales and
                                     Marketing LG Seeds, Inc.
                         1996 - 1997 President of LG Seeds, Inc.
                        1996 to date President of BioTechnica
                                     International, Inc.
                        1998 to date President and CEO
                                     of Limagrain Genetics Corp.
                        1998 to date President of BTI Merger Corp.

Claude Lescoffit, Vice President
                                     See above

The business address of each of the above directors and executive officers is BP1, 63720 Chappes, France, except for Mr. Carette whose business address is 4001 North War Memorial Drive, Peoria, Illinois 61614.

Each of the above directors and executive officers is a citizen of France.